Simpson Thacher & Bartlett LLP

900 G STREET, NW
WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500
FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
+1-202-636-5806	Ryan.Brizek@stblaw.com

February 25, 2025

VIA EDGAR

Raymond A. Be and Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hamilton Lane Private Secondary Fund
Registration Statement on Form N-2
1933 Act File No. 333-282685; 1940 Act File No. 811-24010

Dear Ms. DiAngelo Fettig:

On behalf of Hamilton Lane Private Secondary Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “SEC” or “Commission”) Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received via teleconference on February 18, 2025, relating to the amended filing of the Registration Statement (the “Comment Letter”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund, we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this Comment Letter have the meanings given to them in the Registration Statement. Where the Fund has proposed revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

Accounting Comments

General

Comment 1: Please confirm that all information in the Registration Statement required to be iXBRL-tagged will be appropriately tagged. Please refer to General Instruction I of Form N-2 and Item 405(b)(3)(iii) of Reg. S-T.

Response: The Fund hereby confirms that all information in the Fund’s Registration Statement required to be iXBRL-tagged has been appropriately tagged, as required by General Instruction I of Form N-2 and Item 405(b)(3)(iii) of Reg. S-T.

Summary

Comment 2: In the section titled “Distributions,” please add disclosure describing the current tax status of the Fund and disclose the existence of any tax expenses of its wholly owned subsidiaries.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to describe the current tax status of the Fund and to disclose the tax expenses of its wholly owned subsidiaries.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission February 25, 2025

Summary of Fund Expenses

Comment 3: Supplementally, please confirm whether the tax expenses generated by the Fund’s wholly owned subsidiaries are reflected in the table and Examples included under “Summary of Fund Expenses.” If such tax expenses are not reflected, please explain or revise to incorporate such expenses.

Response: The Fund hereby confirms that, to date, no tax expense has been generated for the subsidiaries. In light of the Staff’s comment, the Fund has revised the disclosure in footnote 7 to clarify that “Other Expenses” includes any tax expenses.

General Risks

Comment 4: The disclosure states that the Fund began operations on September 6, 2024. Please add disclosure to the registration statement related to the background of the Fund since commencement of operations. For example, if the Fund was previously a private fund, please disclose that the performance may have differed if it had been a registered fund.

Response: In light of the Staff’s comment, the Fund has revised the disclosure.

Dividends and Distributions

Comment 5: The disclosure states “The Fund to qualify each year as a RIC under the Code.” Please clarify.

Response: In light of the Staff’s comment, the Fund has revised the disclosure to correct the scrivener’s error.

Financial Statements

Comment 6: We note that, pursuant to Instruction 3 to Item 24 of Form N-2, the Registrant is required to file financial statements and financial highlights as of a date within 90 days prior to the date of filing. If the Registration Statement is not filed prior to February 28, 2025, please update the financial statements and related disclosure in the Registration Statement.

Response: The Fund respectfully acknowledges the Staff’s comment.

Comment 7: If applicable, please label the Consent of Independent Registered Public Accounting Firm exhibit as “previously filed” as opposed to “incorporated by reference.”

Response: The Fund respectfully acknowledges the Staff’s comment.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission February 25, 2025

Financial Statements – Consolidated Schedule of Investments

Comment 8: Please disclose whether the Fund holds any affiliated investments required to be disclosed pursuant to Regulation S-X 12-14.

Response: The Fund hereby confirms that it does not hold any affiliated investments required to be disclosed pursuant to Regulation S-X 12-14.

Comment 9: In relation to footnote (1), in future filings, please disclose the aggregate cost of each restricted security within the Consolidated Schedule of Investments itself, as opposed to within a footnote.

Response: The Fund respectfully acknowledges the Staff’s comment to disclose the aggregate cost of each restricted security within the Consolidated Schedule of Investments in future filings.

Financial Statements – Consolidated Financial Highlights – Class Y Shares

Comment 10: In footnote (4), please confirm whether the statement that “Expenses do not include expenses from underlying funds in which the Fund invests that have not been distributed” is appropriate for this footnote.

Response: In light of the Staff’s comment, the Fund has deleted the phrase “that have not been distributed” in footnote (4).

Comment 11: With respect to footnotes (4) and (5), please disclose the rationale behind the differential treatment regarding the annualization of incentive fees.

Response: The Fund respectfully notes that footnote (4) applies to “Gross expenses” while footnote (5) applies to “Net expenses.” During the period, the Adviser voluntarily waived any incentive fee payments that would have been owed pursuant to the Investment Management Agreement. As such, “Net expenses” does not reflect any incentive fees and reference to such fees has been omitted from the corresponding footnote.

* * * * * * *

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission February 25, 2025

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Jay Williamson, U.S. Securities & Exchange Commission
Christian Sandoe, U.S. Securities & Exchange Commission
Raymond Be, U.S. Securities & Exchange Commission
Andrew Schardt, Hamilton Lane Advisors, L.L.C.
Keith Kleinman, Hamilton Lane Advisors, L.L.C.
Stephanie Chaung, Simpson Thacher & Bartlett LLP
John Dikmak Jr., Simpson Thacher & Bartlett LLP

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